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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                      Form 20-F   X        Form 40-F
                               -------              -------


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                            Yes                   No   X
                               -------              -------


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                            Yes                   No   X
                               -------              ------

    Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                            Yes                   No   X
                               -------              ------

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                       -----

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         Endesa Starts up the First Gas Turbine of Tenerife's CCGT and
                     the Second One of Gran Canaria's CCGT

    NEW YORK--(BUSINESS WIRE)--Oct. 24, 2003--Endesa (NYSE:ELE)

    -- The 70 MW gas turbines will operate as open cycle until the start of the combined cycle mode, scheduled for 2005 in the case of Tenerife's plant, and for the first half 2004 for Gran Canaria's plant.

    -- The start up of these turbines will increase Endesa's installed capacity by 10.8% in Tenerife and by 22% in Gran Canaria.

    -- Total investment for each power plant will amount to Euro 180 million.

    -- The combined cycle technology will enable the introduction of gas in the Canary Islands

    Endesa (NYSE:ELE) started up the first of three gas turbines that will shape the new Tenerife CCGT located in the Granadilla Thermal Plant; as well as the second gas turbine of the new Gran Canaria's CCGT located in the Barranco de Tirajana Thermal Plant.
    The start up of these two CCGT's will enable the introduction of gas in the Canary Islands, diversifying the company generation mix in these islands.
    Until the start of the combined cycle mode, the above mentioned turbines will operate as open cycle, increasing Endesa's installed capacity by 10.8% in Tenerife and by 22% in Gran Canaria

    Schedule and investment

    Endesa expects to start up Gran Canaria's CCGT in the second half of 2004 adding 210 MW to the total installed capacity in the island. Total investment will amount to Euro 180 million.
    The second gas turbine of Tenerife's CCGT will begin operations during the first half of 2004. With the completion of this CCGT, expected by 2005, 210 MW will be added to current total installed capacity in the island. Total investment will amount to Euro 180 million.
    Both power plants represent the largest industrial investment made in the Islands since the construction of the Barranco de Tirajana (Gran Canaria) and Granadilla (Tenerife) power plants in 1996.

    CCGT advantages

    The main advantages of the new CCGTs design are: flexibility, since it will be able to operate under any load factor scenario with fast adjustment to load variations; ability to start up in a short time; reliable design and availability; high efficiency; and lastly, the optimal environmental conditions in which it operates, both relating to emissions and noise reduction.


    CONTACT: Endesa
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ENDESA, S.A.

Dated: October 24th, 2003                   By: /s/ David Raya
                                                -------------------------------
                                          Name: David Raya
                                         Title: Manager of North America
                                                Investor Relations